Exhibit 99.1

Westport and Tata Motors Launch Natural Gas Engine Featuring Westport WP580 Engine Management System

Target Light-Duty Vehicles and Medium-Duty Buses in India

VANCOUVER, Feb. 12, 2014 /CNW/ - Westport Innovations (TSX:WPT / NASDAQ:WPRT), engineering the world's most advanced natural gas engines and vehicles, and Tata Motors Limited, India's largest automobile company, today launched a new spark-ignited (SI) natural gas 3.8L turbocharged engine featuring the Westport WP580 Engine Management System (EMS). Designed to support many engine configurations, the Westport WP580 EMS is also scheduled to be applied to Tata's 5.7L engine targeting medium-duty applications in late 2014.

"By combining our unique technology and Tata's leadership in India's commercial vehicles market, we are able to introduce new natural gas products and target the mainstream transportation markets in one of the world's fastest growing markets for natural gas vehicles," said Thomas Rippon, Executive Vice President of Westport. "The Westport WP580 offers breakthrough price, performance, and flexibility for OEMs allowing them to use this advanced technology even in cost-effective markets such as China and India."

"India has one of the largest natural gas light-duty vehicle fleets in the world, and we see an enormous opportunity for natural gas trucks and buses with the development of fueling infrastructure," said Rajendra Petkar, Head Power Systems Engineering, ERC of Tata Motors. "By expanding our portfolio of natural gas engines, we are focused on increasing our market share of the natural gas vehicle and engine market."

The US Energy Information Administration (EIA) indicates that India is the fourth largest energy consumer in the world. Vehicles are the country's second-largest consumer of energy (18%) after industry (42%), according to Thomson Reuters Foundation, and rising vehicle numbers and fuel prices have implications both for India's economy and its energy security. Westport believes that the adoption of natural gas as a transportation fuel will help reduce India's dependence on petroleum to meet the country's energy demand and improve local air quality challenges. Building upon Westport's natural gas components and aftermarket business in India, Westport is now establishing its OEM footprint with Tata Motors.

The Westport WP580 EMS is a highly configurable system that has been specifically developed for spark ignited, dedicated natural gas engine applications and can be integrated with a wide range of proprietary Westport fuel system components for flexible vehicle design and production. Its advanced combustion control technology can optimize the engine for class leading fuel economy, torque, and power while meeting existing and future emissions and onboard diagnostic requirements. Westport has also set a new benchmark with the WP580, with industry leading price performance and value, allowing natural gas vehicles to be competitively priced with petroleum-based vehicles.

Key features of Westport WP580 EMS:

•	Unique engine control strategies: The Westport WP580 EMS is specifically tailored to maximize the performance of the base engine. Key benefits include reduced fuel consumption and emissions, increased vehicle load carrying capabilities with launch torque, and integrated vehicle functionality.
•	Compatible and cost-effective design with natural gas components: With proven OEM track record, these natural gas components such as electronic control units and spark plugs have been fully validated for the application and manufactured to automotive industry quality standards resulting in high levels of reliability and lower cost.
•	Meeting current and future emissions profile: The system is designed to meet Euro VI emission standards.

Tata's SI natural gas 3.8L turbocharged engine featuring the Westport WP580 EMS was displayed at India's Auto Expo in New Delhi, India, from February 7 to 11.

Market Opportunity
India is one of the world's largest commercial vehicles markets. Its total annual light-duty vehicle fleet and commercial sales are projected to reach over 204,000 units in 2014 according to the Natural Gas Vehicles report published by Navigant Research in June 2013. In addition, its total annual medium- and heavy-duty truck and bus sales are projected to reach over 289,000 units in 2014, according to the Natural Gas Trucks and Buses report published by Navigant Research at the end of 2013. Tata's 3.8L and 5.7L engine with Westport WP580 EMS are primarily targeted for light-duty vehicles and medium-duty buses in India. The combined addressable market is projected to be more than 493,000 units in 2014 based on Westport analysis.

About Westport
Westport engineers the world's most advanced natural gas engines and vehicles. More than that, we are fundamentally changing the way the world travels the roads, rails and seas. We work with original equipment manufacturers (OEMs) worldwide from design through to production, creating products to meet the growing demand for vehicle technology that will reduce both emissions and fuel costs.  To learn more about our business, visit westport.com, subscribe to our RSS feed, or follow us on Twitter @WestportDotCom.

About Tata Motors
Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($ 34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India.  With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. It is also the world's fifth largest truck manufacturer and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

Note: This document contains forward-looking statements about Westport's business, operations, technology development or the environment in which it operates, which are based on Westport's estimates, forecasts and projections. These statements include specifically, statements regarding the future release and timing of new products, including the application of the Westport WP580 EMS to Tata's 5.7L engine, migration to direct injection natural gas and anticipated market trends and projected markets and sales figures.  These statements are not guarantees of future performance, are based on a number of assumptions and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Westport's control including the development of competing products and technologies, availability and supply of natural gas, price and supply of gasoline, timing of execution of agreements with distributors, manufacturers and other counterparties, and other risk factors and assumptions that may affect our actual results, performance or achievements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by National Instrument 51-102. The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

Image with caption: "Tata 3.8L natural gas engine featuring Westport WP580 Engine Management System (CNW Group/Westport Innovations Inc.)". Image available at: http://photos.newswire.ca/images/download/20140212_C9487_PHOTO_EN_36588.jpg

SOURCE: Westport Innovations Inc.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport
T 604-718-2046
invest@westport.com

Media Inquiries:
Nicole Adams
Director, Communications
Westport
T 604-718-2011
media@westport.com

Ms. Minari Shah
Head- Corporate Communications
Tata Motors
minari@tatamotors.com
T +91 887-905-5766

CO: Westport Innovations Inc.

CNW 08:00e 12-FEB-14